

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 24, 2011

via U.S. mail and facsimile

Mr. Robert C. Goodwin, CFO
DAC Technologies Group International, Inc.
4700 S. Bowman
Little Rock, AR 72210

> **RE:** **DAC Technologies Group International, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 6, 2011**
> **File No. 0-29211**

Dear Mr. Goodwin:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant